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                            February 9, 2021

       Geoff Green
       Chief Executive Officer
       LONGEVERON LLC
       1951 NW 7th Avenue
       Suite 520
       Miami, FL 33136

                                                        Re: LONGEVERON LLC
                                                            Amendment No. 2 to
Form S-1
                                                            Filed February 8,
2021
                                                            File No. 333-252234

       Dear Mr. Green:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 3, 2021

       About Our Indications, page 3

   1. Please revise your disclosure on pages 3, 4 and 88 to clarify that you have not yet submitted an orphan
drug designation request and that determinations as to whether
                                                        ARDS and HLHS qualify
as a "rare disease or condition" will be made on the basis of the facts and circumstances
as of the date the request for orphan drug designation is made.
       Summary Financial Data
       Statement of Operations Data, page 9

   2.                                                   Please revise your
disclosures to present your per share amounts rounded to
 Geoff Green
LONGEVERON LLC
February 9, 2021
Page 2
      the nearest two decimal places so as to not imply greater precision than exists.
Balance Sheet Data, page 10

3. Please revise to present the pro forma balance sheet data based on the latest balance sheet.
      Refer to Rule 11-02(c) of Regulation S-X.
Exhibits

4. We note that the legal opinion filed as Exhibit 5.1 opines on the validity of the Shares
      "when" they are issued "in total numbers that do not exceed the total number of shares
      available under the Company   s certificate of incorporation." It is not
appropriate for
      counsel to make an assumption that assumes a material fact underlying the opinion. Please have your counsel provide an amended opinion, or advise. See Section II.B.3 of Staff
      Legal Bulletin No. 19.
       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Deanna Virginio at _202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameGeoff Green
                                                            Division of
Corporation Finance
Comapany NameLONGEVERON LLC
                                                            Office of Life
Sciences
February 9, 2021 Page 2
cc:       Jennifer Minter
FirstName LastName